Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2020 Financial Results

NANJING, China, August 28, 2020 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

“After nearly six months of downturn caused by the COVID-19 outbreak, we are encouraged to see that China’s domestic travel market is finally showing signs of recovery. We will continue to uphold our ‘Customer First’ principle in order to provide the best possible products and services to satisfy pent-up customer demand. Furthermore, we have adjusted our product strategy to focus on innovative and premium products in order to meet customers’ more exacting standards in the post COVID-19 era. In cooperation with our industry partners, we are committed to providing our customers with superior travel experiences. “ Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “In the second quarter our operating expenses continued to decline on a sequential basis. In the second half of the year, we expect to see the gradual recovery of revenues alongside the increasingly positive impact of our cost control measures. “

Second Quarter 2020 Results

Net revenues were RMB34.0 million (US$4.8 million1) in the second quarter of 2020, representing a year-over-year decrease of 93.5% from the corresponding period in 2019. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•                  Revenues from packaged tours were RMB12.6 million (US$1.8 million) in the second quarter of 2020, representing a year-over-year decrease of 97.1% from the corresponding period in 2019. The decrease was primarily due to the suspension of sale of packaged tours impacted by the outbreak and spread of COVID-192.

•                  Other revenues were RMB21.5 million (US$3.0 million) in the second quarter of 2020, representing a year-over-year decrease of 76.4% from the corresponding period in 2019. The decrease was primarily due to the declines in service fees received from insurance companies and commissions received from other travel-related products impacted by the outbreak and spread of COVID-19.

Cost of revenues was RMB26.3 million (US$3.7 million) in the second quarter of 2020, representing a year-over-year decrease of 90.8% from the corresponding period in 2019. As a percentage of net revenues, cost of revenues was 77.3% in the second quarter of 2020, compared to 55.2% in the corresponding period in 2019.

1  The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0651 on June 30, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2  On January 24, 2020, the Ministry of Culture and Tourism of the People’s Republic of China issued a notice requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings.

Gross margin was 22.7% in the second quarter of 2020, compared to a gross margin of 44.8% in the second quarter of 2019. The decrease was primarily due to the decline in net revenues impacted by the outbreak and spread of COVID-19.

Operating expenses were RMB158.1 million (US$22.4 million) in the second quarter of 2020, representing a year-over-year decrease of 63.4% from the corresponding period in 2019. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB19.1 million (US$2.7 million) in the second quarter of 2020. Non-GAAP3 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB138.9 million (US$19.7 million) in the second quarter of 2020, representing a year-over-year decrease of 63.7%.

•                  Research and product development expenses were RMB20.6 million (US$2.9 million) in the second quarter of 2020, representing a year-over-year decrease of 74.3%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.6 million (US$0.2 million), were RMB19.0 million (US$2.7 million) in the second quarter of 2020, representing a year-over-year decrease of 74.8% from the corresponding period in 2019. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•                  Sales and marketing expenses were RMB84.3 million (US$11.9 million) in the second quarter of 2020, representing a year-over-year decrease of 62.5%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB15.1 million (US$2.1 million), were RMB69.2 million (US$9.8 million) in the second quarter of 2020, representing a year-over-year decrease of 63.4% from the corresponding period in 2019. The decrease was primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.

•                  General and administrative expenses were RMB61.0 million (US$8.6 million) in the second quarter of 2020, representing a year-over-year decrease of 54.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.5 million (US$0.3 million), were RMB58.5 million (US$8.3 million) in the second quarter of 2020, representing a year-over-year decrease of 53.2% from the corresponding period in 2019. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB150.3 million (US$21.3 million) in the second quarter of 2020, compared to a loss from operations of RMB199.2 million in the second quarter of 2019.

3  The section below entitled “About Non-GAAP Financial Measures” provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release reconciles Non-GAAP financial information with the Company’s financial results under GAAP.

Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB131.0 million (US$18.5 million) in the second quarter of 2020.

Net loss was RMB154.6 million (US$21.9 million) in the second quarter of 2020, compared to a net loss of RMB167.2 million in the second quarter of 2019. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB135.3 million (US$19.1 million) in the second quarter of 2020.

Net loss attributable to ordinary shareholders was RMB147.6 million (US$20.9 million) in the second quarter of 2020, compared to a net loss attributable to ordinary shareholders of RMB168.0 million in the second quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB128.3 million (US$18.2 million) in the second quarter of 2020.

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.6 billion (US$225.2 million). The COVID-19 pandemic has negatively impacted our business operation and cash flows for the second quarter of 2020, which could continue to impact on subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

Tuniu’s business has been significantly and negatively impacted by the outbreak and spread of COVID-19 since January 2020. As a result of the continued influence by COVID-19, for the third quarter of 2020, the Company expects to generate RMB85.3 million to RMB170.5 million of net revenues, which represents 80% to 90% decrease year-over-year, and 151% to 401% increase quarter-over-quarter. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 28, 2020, (8:00 pm, Beijing/Hong Kong Time, on August 28, 2020) to discuss the second quarter 2020 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Mainland China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 2Q 2020 Earnings Call

A telephone replay will be available one hour after the end of the conference through September 3, 2020. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10147497

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been — and will continue to be — significant recurring expenses in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	295,463	527,934	74,724
Restricted cash	327,052	85,904	12,159
Short-term investments	1,305,386	976,996	138,285
Accounts receivable, net	529,983	364,146	51,542
Amounts due from related parties	65,108	50,998	7,218
Prepayments and other current assets	1,300,284	899,562	127,324
Total current assets	3,823,276	2,905,540	411,252

Non-current assets
Long-term investments	1,305,612	557,446	78,901
Property and equipment, net	223,340	197,230	27,916
Intangible assets, net	166,267	112,602	15,938
Land use right, net	98,774	97,744	13,835
Operating lease right-of-use assets, net	105,839	54,945	7,777
Goodwill	232,007	232,007	32,838
Other non-current assets	83,923	60,147	8,514
Long-term amounts due from related parties	557,582	552,328	78,177
Total non-current assets	2,773,344	1,864,449	263,896
Total assets	6,596,620	4,769,989	675,148

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	203,845	50,602	7,162
Accounts and notes payable	1,311,963	998,689	141,355
Amounts due to related parties	29,755	27,913	3,951
Salary and welfare payable	112,511	52,836	7,478
Taxes payable	12,207	2,255	319
Advances from customers	1,113,879	229,856	32,534
Operating lease liabilities, current	57,490	35,451	5,018
Accrued expenses and other current liabilities	907,119	897,505	127,034
Total current liabilities	3,748,769	2,295,107	324,851

Non-current liabilities
Operating lease liabilities, non-current	54,718	37,551	5,315
Deferred tax liabilities	23,658	22,029	3,118
Long-term borrowings	9,689	19,403	2,746
Other non-current liabilities	10,947	10,947	1,550
Total non-current liabilities	99,012	89,930	12,729
Total liabilities	3,847,781	2,385,037	337,580

Mezzanine equity
Redeemable noncontrolling interests	37,200	37,261	5,274

Shareholders’ equity
Ordinary shares	249	249	35
Less: Treasury stock	(310,942)	(308,146)	(43,615)
Additional paid-in capital	9,113,512	9,118,231	1,290,602
Accumulated other comprehensive income	293,784	301,604	42,689
Accumulated deficit*	(6,385,974)	(6,754,555)	(956,045)
Total Tuniu’s shareholders’ equity	2,710,629	2,357,383	333,666
Noncontrolling interests	1,010	(9,692)	(1,372)
Total Shareholders’ equity	2,711,639	2,347,691	332,294
Total liabilities and shareholders’ equity	6,596,620	4,769,989	675,148

*On 1 January 2020, the Company adopted ASU No. 2016-13 (ASU 2016-13), “Financial Instruments — Credit Losses”, and recognized a cumulative-effect adjustment to the opening retained earnings at the adoption date.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$

Revenues
Packaged tours	429,482	120,240	12,563	1,778
Others	90,848	53,741	21,461	3,038
Net revenues	520,330	173,981	34,024	4,816
Cost of revenues	(287,330)	(81,460)	(26,292)	(3,721)
Gross profit	233,000	92,521	7,732	1,095

Operating expenses
Research and product development	(80,197)	(51,026)	(20,647)	(2,922)
Sales and marketing	(224,582)	(124,698)	(84,255)	(11,926)
General and administrative	(134,389)	(133,860)	(60,952)	(8,627)
Other operating income	6,925	1,574	7,774	1,100
Total operating expenses	(432,243)	(308,010)	(158,080)	(22,375)
Loss from operations	(199,243)	(215,489)	(150,348)	(21,280)
Other income/(expenses)
Interest and investment income, net	36,645	21,852	7,061	999
Interest expense	(6,970)	(10,499)	(9,627)	(1,363)
Foreign exchange gains/(losses), net	1,090	(877)	(4,184)	(592)
Other income/(loss), net	586	(1,718)	1,323	187
Loss before income tax expense	(167,892)	(206,731)	(155,775)	(22,049)
Income tax benefit	738	817	934	132
Equity in income of affiliates	—	744	215	30
Net loss	(167,154)	(205,170)	(154,626)	(21,887)
Net loss attributable to noncontrolling interests	(444)	(3,629)	(7,073)	(1,001)
Net income/(loss) attributable to redeemable noncontrolling interests	245	(81)	142	20
Net loss attributable to Tuniu Corporation	(166,955)	(201,460)	(147,695)	(20,906)
(Accretion on)/Reversal of redeemable noncontrolling interests	(1,033)	(81)	81	11
Net loss attributable to ordinary shareholders	(167,988)	(201,541)	(147,614)	(20,895)

Net loss	(167,154)	(205,170)	(154,626)	(21,887)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	7,110	8,091	(271)	(38)
Comprehensive loss	(160,044)	(197,079)	(154,897)	(21,925)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.45)	(0.54)	(0.40)	(0.06)
Net loss per ADS - basic and diluted*	(1.35)	(1.62)	(1.20)	(0.18)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,343,738	370,055,731	370,145,186	370,145,186

Share-based compensation expenses included are as follows:
Cost of revenues	1,827	207	189	27
Research and product development	4,112	2,136	832	118
Sales and marketing	1,519	205	147	21
General and administrative	8,723	2,025	1,759	249
Total	16,181	4,573	2,927	415

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2020
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of acquired intangible assets	Non-GAAP Result

Cost of revenues	(26,292)	189	—	—	(26,103)

Research and product development	(20,647)	832	782		(19,033)
Sales and marketing	(84,255)	147	14,915	—	(69,193)
General and administrative	(60,952)	1,759	709		(58,484)
Other operating income	7,774	—	—		7,774
Total operating expenses	(158,080)	2,738	16,406	—	(138,936)

Loss from operations	(150,348)	2,927	16,406	—	(131,015)

Net loss	(154,626)	2,927	16,406	—	(135,293)

Net loss attributable to ordinary shareholders	(147,614)	2,927	16,406	—	(128,281)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.40)				(0.35)
Net loss per ADS - basic and diluted	(1.20)				(1.05)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,145,186				370,145,186

	Quarter Ended March 31, 2020
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of acquired intangible assets	Non-GAAP Result

Cost of revenues	(81,460)	207	—	—	(81,253)

Research and product development	(51,026)	2,136	933		(47,957)
Sales and marketing	(124,698)	205	22,050	9,554	(92,889)
General and administrative	(133,860)	2,025	709		(131,126)
Other operating income	1,574	—	—		1,574
Total operating expenses	(308,010)	4,366	23,692	9,554	(270,398)

Loss from operations	(215,489)	4,573	23,692	9,554	(177,670)

Net Loss	(205,170)	4,573	23,692	9,554	(167,351)

Net loss attributable to ordinary shareholders	(201,541)	4,573	23,692	9,554	(163,722)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.54)				(0.44)
Net loss per ADS - basic and diluted	(1.62)				(1.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,055,731				370,055,731

	Quarter Ended June 30, 2019
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of acquired intangible assets	Non-GAAP Result

Cost of revenues	(287,330)	1,827	—	—	(285,503)

Research and product development	(80,197)	4,112	513	—	(75,572)
Sales and marketing	(224,582)	1,519	34,163	—	(188,900)
General and administrative	(134,389)	8,723	704	—	(124,962)
Other operating income	6,925	—	—	—	6,925
Total operating expenses	(432,243)	14,354	35,380	—	(382,509)

Loss from operations	(199,243)	16,181	35,380	—	(147,682)

Net loss	(167,154)	16,181	35,380	—	(115,593)

Net loss attributable to ordinary shareholders	(167,988)	16,181	35,380	—	(116,427)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.45)				(0.32)
Net loss per ADS - basic and diluted	(1.35)				(0.96)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,343,738				369,343,738

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.